T.	Rowe Price Institutional Income Funds, Inc.

T.	Rowe Price Institutional High Yield Fund

As of February 15, 2007, the T. Rowe Price High Yield Fund and the T. Rowe Price High Yield Fund-Advisor Class resumed offering shares to new investors. The fund was closed after February 20, 2004, due to asset growth which the portfolio management team and the fund's Board of Directors felt eventually could overwhelm the fund's ability to invest effectively. Given changed market conditions, the fund's investment advisor and Board of Directors concluded it was in the shareholders' interests to open the fund to new investments.

Financial intermediaries should contact T. Rowe Price Financial Institution Services for specific information regarding access to the fund.